Exhibit 99.1
Mindray Announces 2010 Fourth Quarter and Full Year Results
SHENZHEN, China, Feb. 28, 2011 /PRNewswire via COMTEX/ — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the fourth quarter and full year ended December 31, 2010.
Highlights for Fourth Quarter and Full Year 2010
–	Fourth quarter and full year 2010 net revenues increased 11.7% year-over-year to $211.0 million and 11.1% to $704.3 million, respectively.

–	Robust fourth quarter and full year 2010 year-over-year international sales growth of 19.5% and 20.3%, respectively.

–	Fourth quarter 2010 non-GAAP net income year-over-year increased 8.9% to $45.4 million. Excluding the tax benefit of $8.6 million recognized in the first quarter of 2010, full year 2010 non-GAAP net income year-over-year increased 10.1% to $162.3 million.

–	In the fourth quarter of 2010, average accounts receivable and inventory days improved to 59 days and 82 days, respectively, compared to 68 days and 116 days in the previous quarter.

–	Strong net operating cash inflow of $67.3 million was generated in the fourth quarter 2010, partially as a result of improved working capital management.

–	Declared 2010 dividend of $0.30 per share.

–	Met 2010 product development goals by launching 10 new products in markets around the world.

–	Mindray’s Shenzhen subsidiary was awarded the nationwide key software enterprise status for the 2010 calendar year in February 2011. The status grants Mindray a 10% corporate income tax rate for the Shenzhen subsidiary for 2010. The related tax benefit of approximately $7.8 million will be recognized in the first quarter of 2011.

–	In February 2011, Mindray announced an agreement to acquire a controlling stake of Shenzhen Shenke Medical Instrument Technical Development Co. Ltd, an infusion pump manufacturer in China.
“In spite of the continued uncertainties caused by the stagnant global economy and various proposals for healthcare reform in 2010, we maintained our focus and executed our strategy successfully, resulting in solid growth and margins for the year. We are very proud to have achieved such strong operational results while enhancing our competitive position,” commented Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “As we closed the year, we continued to see robust sales growth in our key international markets and gradual improvement in our non-tender business in China, allowing us to deliver full year double digit top-line and earnings growth, as well as strong cash flow.”
SUMMARY — Fourth Quarter and Year Ended December 31, 2010

	Three Months Ended			Year Ended
	December 31			December 31
(in $ millions, except per-share data)	2010	2009	% chg	2010	2009	% chg
Net Revenues	211.0	188.8	11.7%	704.3	634.2	11.1%
Revenues generated outside China	121.1	101.3	19.5%	410.9	341.6	20.3%
Revenues generated in China	89.8	87.5	2.7%	293.4	292.6	0.3%
Gross Profit	115.3	102.0	13.0%	401.0	353.9	13.3%
Non-GAAP Gross Profit	116.5	103.7	12.4%	406.3	360.5	12.7%
Operating Income	37.4	38.0	-1.6%	155.6	140.6	10.6%
Non-GAAP Operating Income	41.8	42.3	-1.3%	171.3	160.9	6.4%
EBITDA	53.3	51.7	3.1%	192.1	194.0	-1.0%
Net Income	41.0	37.4	9.7%	155.5	139.2	11.7%
Non-GAAP Net Income	45.4	41.7	8.9%	170.9	147.4	16.0%
Diluted EPS	0.35	0.33	5.7%	1.32	1.23	7.4%
Non-GAAP Diluted EPS	0.38	0.37	5.0%	1.45	1.30	11.5%
Revenues
Mindray reported net revenues of $211.0 million for the fourth quarter 2010, an 11.7% increase from $188.8 million in the fourth quarter 2009.
Net revenues generated in international markets in the fourth quarter 2010 increased 19.5% to $121.1 million from $101.3 million in the fourth quarter 2009. Net revenues generated in China in the fourth quarter 2010 increased 2.7% to $89.8 million from $87.5 million in the fourth quarter 2009.

Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 19.9% to $99.1 million from $82.7 million in the fourth quarter 2009. The patient monitoring & life support products segment contributed 47.0% to the total net segment revenues in the fourth quarter 2010.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 11.4% to $51.1 million from $45.8 million in the fourth quarter 2009. The in-vitro diagnostic products segment contributed 24.2% to the total net segment revenues in the fourth quarter 2010.
Medical Imaging Systems: Medical imaging systems segment revenues increased 4.3% to $50.6 million from $48.5 million in the fourth quarter 2009. The medical imaging systems segment contributed 24.0% to the total net segment revenues in the fourth quarter 2010.
Others: The other revenues, which are primarily comprised of service fees charged for post warranty period repair services, decreased 13.6% to $10.2 million from $11.8 million in the fourth quarter 2009. The other revenues contributed 4.8% to the total net segment revenues in the fourth quarter 2010.
The segment revenue amounts discussed above include shipping and handling fees charged to customers.
Gross Margins
Fourth quarter 2010 gross profit was $115.3 million, a 13.0% increase from $102.0 million in the fourth quarter 2009. Non-GAAP gross profit in the fourth quarter was $116.5 million, a 12.4% increase from $103.7 million in the fourth quarter 2009. The consolidated gross margin for the fourth quarter 2010 was 54.7% compared to 54.0% in the fourth quarter 2009 and 58.8% in the third quarter 2010. Non-GAAP gross margin was 55.2% in the fourth quarter 2010 compared to 54.9% in the fourth quarter 2009 and 59.5% in the third quarter 2010.
Operating Expenses
Selling expenses for the fourth quarter 2010 were $41.9 million, or 19.9% of the total net revenues, compared to 17.5% in the fourth quarter 2009 and 18.0% in the third quarter 2010. Non-GAAP selling expenses for the fourth quarter 2010 were $40.6 million, or 19.2% of the total net revenues, compared to 16.9% in the fourth quarter 2009 and 17.2% in the third quarter 2010.

General and administrative expenses for the fourth quarter 2010 were $18.3 million, or 8.7% of the total net revenues, compared to 8.5% in the fourth quarter 2009 and 9.0% in the third quarter 2010. Non-GAAP general and administrative expenses for the fourth quarter 2010 were $18.0 million, or 8.5% of the total net revenues, compared to 8.1% in the fourth quarter 2009 and 8.8% in the third quarter 2010.
Research and development expenses for the fourth quarter 2010 were $16.8 million, or 7.9% of the total net revenues compared to 7.8% in the fourth quarter 2009 and 8.8% in the third quarter 2010. Non-GAAP research and development expenses for the fourth quarter 2010 were $16.2 million, or 7.7% of the total net revenues compared to 7.5% in the fourth quarter 2009 and 8.3% in the third quarter 2010.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were $1.7 million in the fourth quarter 2010 compared to $2.0 million in the fourth quarter 2009 and $1.9 million in the third quarter 2010.
Operating income in the fourth quarter 2010 was $37.4 million, a 1.6% decrease from $38.0 million in the fourth quarter 2009. Non-GAAP operating income in the fourth quarter 2010 was $41.8 million, a 1.3% decrease from $42.3 million in the fourth quarter 2009. Operating margin was 17.7% in the fourth quarter 2010 compared to 20.1% in the fourth quarter 2009 and 23.0% in the third quarter 2010. Non-GAAP operating margin was 19.8% in the fourth quarter 2010 compared to 22.4% in the fourth quarter 2009 and 25.2% in the third quarter 2010.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)
Fourth quarter 2010 EBITDA increased 3.1% year-over-year to $53.3 million from $51.7 million in the fourth quarter 2009.
Net Income
Fourth quarter 2010 net income was $41.0 million compared to $37.4 million in the fourth quarter 2009. Fourth quarter 2010 non-GAAP net income increased 8.9% year-over-year to $45.4 million from $41.7 million in the fourth quarter 2009. Net margin in the fourth quarter was 19.5% compared to 19.8% in the fourth quarter 2009 and 21.4% in the third quarter 2010. Non-GAAP net margin was 21.5% in the fourth quarter 2010 compared to 22.1% in the fourth quarter 2009 and 23.5% in the third quarter 2010. Fourth quarter 2010 income tax expense was $7.5 million, representing an effective tax rate of 15.5% compared to a 17.6% effective tax rate in the fourth quarter 2009.

Fourth quarter 2010 basic and diluted earnings per share were $0.36 and $0.35, respectively, compared to $0.34 and $0.33 in the fourth quarter 2009. Fourth quarter 2010 basic and fully diluted non-GAAP earnings per share were $0.40 and $0.38, respectively, compared to $0.38 and $0.37 in the fourth quarter 2009. Shares used in the computation of diluted earnings per share for the fourth quarter 2010 were 118 million.
Other Select Data
Average accounts receivable days outstanding were 59 days in the fourth quarter 2010 compared to 68 days in the third quarter 2010. Average inventory days outstanding were 82 days in the fourth quarter 2010 compared to 116 days in the third quarter 2010. Average accounts payable days outstanding were 45 days in the fourth quarter 2010 compared to 66 days in the third quarter 2010. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.
As of December 31, 2010, the company had total $433.5 million in cash and cash equivalents, and short-term investments as compared to $381.9 million as of September 30, 2010. Net cash generated from operating activities and net cash outflow for capital expenditures for the quarter were $67.3 million and $21.9 million, respectively.
As of December 31, 2010 the company had approximately 6,782 employees compared to about 5,874 employees as of December 31, 2009.
Full Year 2010 Results
Mindray reported net revenues of $704.3 million for the full year 2010, an 11.1% increase from $634.2 million for the full year 2009.
–	Net revenues generated in international markets for the full year 2010 increased 20.3% to $410.9 million from $341.6 million in 2009.
–	Net revenues generated in China for the full year 2010 increased 0.3% to $293.4 million from $292.6 million in 2009.
Full year 2010 EBITDA decreased 1.0% year-over-year to $192.1 million from $194.0 million in the full year 2009.
Full year 2010 net income was $155.5 million compared to $139.2 million in 2009. Full year 2010 non-GAAP net income increased 16.0% year-over-year to $170.9 million from $147.4 million in 2009. Net margin was 22.1% in the full year 2010 compared to 21.9% in 2009. Non-GAAP net margin was 24.3% in the full year 2010 compared to 23.2% in 2009. Full year 2010 income tax expense was $17.6 million, representing an effective tax rate of 10.2% compared to 17.1% in the full year 2009.
Full year 2010 diluted earnings per share increased 7.4% year-over-year to $1.32 from $1.23 in the full year 2009. Full year 2010 non-GAAP diluted earnings per share increased 11.5% to $1.45 from $1.30 in the full year 2009.
In February 2011, we obtained a nationwide key software enterprise status, which allows us to enjoy 10% corporate income tax rate for our Shenzhen subsidiary for calendar year 2010. The related tax saving as a result of this change in 2010 corporate income tax rate for the Shenzhen subsidiary was estimated to be $7.8 million. U.S. GAAP requires the company to recognize the related financial impact as a result of the change in enacted tax rate when substantive approval is received. As a result, the related adjustment to our corporate income tax provision will be recorded in the first quarter of 2011 and the applicable corporate income tax rate for our Shenzhen subsidiary as reported in the 2010 financial statements remains at 15%. The granting of the nationwide key software enterprise status is subject to approval each year. There is no reliable indication that Mindray will be granted this status in 2011 or in any future years.
Dividend Declaration
Mindray’s board of directors has declared a cash dividend on its ordinary shares of $0.30 per share, based on the company’s net income for the full year 2010. The cash dividend will be payable on or around June 1, 2011, to shareholders of record as of April 26, 2011. The company has approximately 115.1 million ordinary shares outstanding as of February 28, 2011.
Business Outlook for Full Year 2011
Mindray expects that the Shenke acquisition agreement will have minimal impact to its financial results in 2011. The company continues to expect its full year 2011 net revenues to be more than 16% higher than its full year 2010 net revenues.
The company also expects its full year 2011 non-GAAP net income to grow more than 10% over its non-GAAP net income for full year 2010. This guidance excludes the tax benefits related to the key software enterprise status ($8.6 million recognized in the first quarter of 2010 and approximately $7.8 million to be recorded in the first quarter of 2011) and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for 2011 to be in the range of $70 million to $80 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“Looking ahead to 2011, the overall market environment continues to improve,” commented Li Xiting, Mindray’s President and Co-Chief Executive Officer. “There are still lingering uncertainties in some markets, such as the political instability in the Middle East and Africa. Nonetheless, we are optimistic about the growth prospects of our key international territories, particularly in emerging markets, as well as the recovery of the US business and the continued robust investment and spending in the Chinese healthcare sector. We will strive to achieve another year of operational excellence through continually investing in our international sales and marketing infrastructure, both in key emerging markets and developed markets. In China, although tender business will continue to be unpredictable, we are encouraged about our non-tender sales based on the government’s renewed focus on county level hospitals as well as the progress of our strategic initiatives. Last but not least, R&D investment remains Mindray’s top priority. ”
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on March 1, 2011 U.S. Eastern Time (9:00 PM on March 1, 2011 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:
Hong Kong:	+852-3002-1672
U.S. Toll Free:	+1-866-788-0538
International:	+1-857-350-1676
Passcode for all regions:	Mindray
A replay of the conference call may be accessed by phone at the following numbers until March 15, 2011.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	6529 4305
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://www.mindray.com.
Use of Non-GAAP Financial Measures
Mindray provides gross profit, R&D expenses, selling expenses, general and administrative expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, realignment costs — post acquisition, and other income from onetime early termination of contract, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.
The company has reported for the fourth quarter of 2010 and provided guidance for full year 2011 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost — post acquisition and amortization of acquired intangible assets.

–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost — post acquisition, amortization of acquired intangible assets and other income from onetime early termination of contract, all net of related tax impact.

–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and years ended December 31, 2009 and 2010, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Mindray’s anticipated net revenues and non-GAAP net income for 2010, the applicable China corporate income tax rate for 2011, our ability to restore growth in non-tender sales, projected growth of our market share in 2011, projected growth of net revenues in 2011, our ability to grow profits and market share, new market penetration, expansion of our presence in emerging markets, improving our developed market sales capabilities and improving the effectiveness of our working capital utilization are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The anticipated results for 2010 remain subject to the finalization of Mindray’s year-end closing, reporting, and audit processes, particularly as related to accrued expenses, income taxes, share- based compensation expenses, and expense and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report on Form 20-F, filed on May 7, 2010. Our results of operations for the fourth quarter of 2010 and for fiscal year 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Hoki Luk
Western Bridge, LLC
Tel: +1-646-808-9150
Email: hoki.luk@westernbridgegroup.com
In China:
May Li
Mindray Medical International Limited
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December 31, 2009	As of December 31, 2010
	US$	US$
	(Note 2)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	204,228	137,502
Restricted cash and restricted investments (Note 1)	102,257	—
Short-term investments	—	296,003
Accounts receivable, net	113,340	143,318
Inventories	64,518	79,185
Value added tax receivables	8,519	18,562
Other receivables	8,999	9,953
Prepayments and deposits	7,466	7,596
Deferred tax assets	2,338	2,481

Total current assets	511,665	694,600

Restricted investment (Note 1)	66,000	—
Other assets	1,585	4,552
Advances for purchase of plant and equipment	28,395	15,775
Property, plant and equipment, net	153,726	207,636
Land use rights, net	25,776	46,079
Intangible assets, net	64,065	66,247
Goodwill	115,053	115,672

Total assets	966,265	1,150,561

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (Note 1)	103,128	—
Notes payable	5,647	5,773
Accounts payable	35,752	44,322
Advances from customers	10,081	11,050
Salaries payables	19,877	26,770
Other payables	56,592	68,774
Income taxes payable	16,199	13,582
Deferred tax liabilities	1,499	—
Other taxes payable	5,863	4,286

Total current liabilities	254,638	174,557

Bank loans- long term (Note 1)	66,000	—
Other long-term payables	1,342	1,133
Deferred tax liabilities, net	3,734	8,268

	71,076	9,401
Shareholders’ equity:
Ordinary shares	14	15
Additional paid-in capital	298,408	466,613
Retained earnings	301,476	434,143
Accumulated other comprehensive income	40,651	65,830

Total shareholders’ equity	640,549	966,601

Non- controlling interest	2	2

Total equity	640,551	966,603
Total liabilities and shareholders’ equity	966,265	1,150,561

(1)	Restricted as the security package required for the bank loans as of December 31, 2009. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of December 31, 2010, the bank loans were fully repaid.

(2)	Financial Information is extracted from the audited financial statements included in the Company fiscal 2009 20F.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 2)	(unaudited)
Net revenues
-PRC	87,484	89,829	292,607	293,435
- International	101,346	121,146	341,576	410,874

Net revenues	188,830	210,975	634,183	704,309
Cost of revenues (note 3)	(86,783)	(95,674)	(280,319)	(303,334)

Gross profit	102,047	115,301	353,864	400,975

Selling expenses (note 3)	(33,138)	(41,894)	(106,142)	(122,960)
General and administrative expenses (note 3)	(15,988)	(18,329)	(47,512)	(61,193)
Research and development expenses (note 3)	(14,747)	(16,763)	(58,383)	(60,316)
Realignment costs — post acquisition	(185)	(919)	(1,215)	(919)

Operating income	37,989	37,396	140,612	155,587

Other income, net	6,454	8,698	25,525	8,835
Interest income	1,857	2,905	6,574	11,575
Interest expense	(878)	(437)	(4,759)	(2,900)

Income before income taxes and non-controlling interests	45,422	48,562	167,952	173,097
Provision for income taxes	(8,011)	(7,513)	(28,764)	(17,631)

Net Income	37,411	41,049	139,188	155,466
Less: Net income attributable to non-controlling interests	—	—	—	—

Net Income attributable to the Company	37,411	41,049	139,188	155,466

Basic earnings per share	0.34	0.36	1.28	1.37

Diluted earnings per share	0.33	0.35	1.23	1.32

Shares used in the computation of:
Basic earnings per share	109,251,426	114,627,335	108,567,305	113,638,024

Diluted earnings per share	113,673,043	117,957,675	113,025,775	117,581,196

(3) Share-based compensation charges incurred during the period related to:
Cost of revenues	94	74	467	320
Selling expenses	548	709	3,406	2,569
General and administrative expenses	744	335	3,318	1,591
Research and development expenses	603	580	3,047	2,800

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST
COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Non-GAAP net income	41,662	45,374	147,388	170,944
Non-GAAP net margin	22.1%	21.5%	23.2%	24.3%
Amortization of acquired intangible assets	(2,137)	(1,742)	(8,621)	(7,487)
Deferred tax impact related to acquired intangible assets	60	34	348	208
Realignment costs — post acquisition	(185)	(919)	(1,446)	(919)
Income from early termination contract	—	—	11,757	—
Share-based compensation	(1,989)	(1,698)	(10,238)	(7,280)

GAAP net income	37,411	41,049	139,188	155,466
GAAP net margin	19.8%	19.5%	21.9%	22.1%

Non-GAAP income per share — basic	0.38	0.40	1.36	1.50
Non-GAAP income per share — diluted	0.37	0.38	1.30	1.45

GAAP income per share — basic	0.34	0.36	1.28	1.37
GAAP income per share — diluted	0.33	0.35	1.23	1.32

Shares used in computation of:
Basic earnings per share	109,251,426	114,627,335	108,567,305	113,638,024

Diluted earnings per share	113,673,043	117,957,675	113,025,775	117,581,196

Non-GAAP operating income	42,300	41,755	160,917	171,273
Non-GAAP operating margin	22.4%	19.8%	25.4%	24.3%
Amortization of acquired intangible assets	(2,137)	(1,742)	(8,621)	(7,487)
Realignment costs — post acquisition	(185)	(919)	(1,446)	(919)
Share-based compensation	(1,989)	(1,698)	(10,238)	(7,280)

GAAP operating income	37,989	37,396	140,612	155,587
GAAP operating margin	20.1%	17.7%	22.2%	22.1%

Non-GAAP gross profit	103,664	116,497	360,470	406,302
Non-GAAP gross margin	54.9%	55.2%	56.8%	57.7%
Amortization of acquired intangible assets	(1,523)	(1,122)	(6,139)	(5,007)
Share-based compensation	(94)	(74)	(467)	(320)

GAAP gross profit	102,047	115,301	353,864	400,975
GAAP gross margin	54.0%	54.7%	55.8%	56.9%

Exhibit 4
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES,
DEPRECIATION AND AMORTIZATION
(Dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	37,411	41,049	139,188	155,466
Interest income	(1,857)	(2,905)	(6,574)	(11,575)
Interest expense	878	437	4,759	2,900
Provision for income taxes	8,011	7,513	28,764	17,631

Earnings before interest and taxes (“EBIT”)	44,443	46,094	166,137	164,422
Depreciation	4,927	4,636	18,697	18,775
Amortization	2,358	2,584	9,202	8,886

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)	51,728	53,314	194,036	192,083